800 17th Street N.W., Suite 1100 | Washington, DC 20006 | T 202.955.3000 | F 202.955.5564 Holland & Knight LLP | www.hklaw.com
William H. Levay +1 202-469-5271 William.Levay@hklaw.com

August 31, 2018
VIA EDGAR AND E-MAIL
Pamela A. Long
Assistant Director
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Bancorp, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Confidentially Submitted August 20, 2018 CIK No. 0001419536
Dear Ms. Long:
On behalf of Capital Bancorp, Inc. (the “Company”), we hereby respond to the comment letter, dated August 22, 2018 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced draft Registration Statement on Form S-1 (the “DRS”) confidentially submitted to the Commission on August 20, 2018. The Company has revised the DRS in response to the Staff’s comments and is publicly filing with the Commission concurrently with this letter the Registration Statement on Form S-1 (the “Registration Statement”), which reflects these revisions, via EDGAR. For your convenience, copies of this letter, together with a clean copy of Registration Statement and a copy of the Registration Statement marked to show changes from the DRS submitted on August 20, 2018 are being delivered to the Staff under separate cover.
Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland Los Angeles | Miami | New York | Orlando | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons | Washington, D.C. | West Palm Beach

Pamela A. Long
August 31, 2018

Selected Historical Consolidated Financial and Other Data
GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 17

1.
We note that you have titled several of your non-GAAP measures as “pro forma.” Based on the information in the filing, it does not appear that this information is pro forma financial information based on the guidance in Article 11 of Regulation S-X. If true, please revise your presentation to more clearly present your non-GAAP measures eliminating the use of the words pro forma.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 14 through 21 of the Registration Statement to delete the words “pro forma,” and instead use the words “as adjusted.”

Please do not hesitate to contact us if you have any questions concerning any aspect of the Registration Statement or if we may be of further assistance. You can reach me directly at (202) 469-5271 and Kevin Houlihan at (202) 469-5269. We appreciate your prompt attention to this matter.

Sincerely yours,
HOLLAND & KNIGHT LLP
/s/ William H. Levay
William H. Levay

cc:
Christopher Dunham, Securities and Exchange Commission (by email)
William Schroeder, Securities and Exchange Commission (by email)
Michael Volley, Securities and Exchange Commission (by email)
Alan W. Jackson, Capital Bancorp, Inc. (by email)
Kevin M. Houlihan, Holland & Knight LLP (by email)
Michael Reed, Covington & Burling LLP (by email)